UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 7)

Infusion Brands International, Inc.

(Name of Issuer)

Common Stock, $0.00001 par value per share

(Title of Class of Securities)

45685W106

(CUSIP Number)

Shad Stastney

Vicis Capital, LLC

445 Park Avenue, Suite 1043

New York, NY 10022

(212) 909-4600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 18, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 45685W106

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Vicis Capital, LLC

45-0538105
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)

OO — funds of its advisory client
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power

438,502,441
	8.	Shared Voting Power

0
	9.	Sole Dispositive Power

438,502,441
	10.	Shared Dispositive Power

0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

438,502,441
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

91.1%
14.	Type of Reporting Person (See Instructions)

IA

Item 1. Security and Issuer

The securities to which this Schedule 13D (the "Schedule") relates are shares of common stock, par value $0.00001 per share (the "Common Stock"), of Infusion Brands International, Inc. (the "Issuer"). The address of the Issuer's principal executive offices is 14375 Myerlake Circle, Clearwater, FL 33760.

Item 2. Identity and Background

(a)	The name of the reporting person is Vicis Capital, LLC ("Vicis"). All 438,502,441 shares reported on this Schedule are held directly by Vicis Capital Master Fund (the "Fund"), for which Vicis acts as investment advisor. Vicis may be deemed to beneficially own such 438,502,441 shares within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, by virtue of the voting and dispositive power over such shares granted by the Fund to Vicis.

(b)	The address of Vicis is 445 Park Avenue, Suite 1043, New York, NY 10022.

(c)	Vicis is an investment adviser registered under the Investment Advisers Act of 1940, as amended, that provides investment advisory services to the Fund.

(d)	Vicis has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)	Vicis has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Vicis is a limited liability company organized under the laws of the state of Delaware.

Pursuant to General Instruction C of Schedule 13D, the following information is being provided with respect to each member of Vicis (the "Insiders"):

Members of Vicis Capital, LLC

Name	Occupation
Shad Stastney	Member and Chief Operating Officer
John Succo	Member and Chief Investment Officer
Sky Lucas	Member and Head of Global Convertible Arbitrage

The business address of each of the Insiders is 445 Park Avenue, Suite 1043, New York, NY 10022. To Vicis's knowledge, each of the Insiders is a United States citizen, and none of the Insiders has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any Insider been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The Fund previously acquired (a) 138,502,441 shares of Common Stock; (b) a warrant to purchase 97,606,276 shares of Common Stock (the "2009 Warrant"), with respect to which 70,000,000 shares of Common Stock underlying the 2009 Warrant have not yet been exercised; (c) 11,500,000 shares of the Issuer's Series G Convertible Preferred Stock, convertible into 115,000,000 shares of Common Stock and having a mandatory redemption date of June 30, 2013 (the "Series G Preferred Stock"); and (d) certain warrants to purchase 115,000,000 shares of Common Stock that are exercisable immediately (such warrants together with the 2009 Warrant, the "Warrants").

In the past 60 days, the Fund has not acquired any shares of Common Stock. As a result, Vicis is deemed to beneficially own 438,502,441 shares of Common Stock.

Item 4. Purpose of Transaction.

The Fund is deemed to own approximately 91.1% of the Issuer's outstanding Common Stock. Vicis, on behalf of the Fund, acquired the Common Stock for investment purposes in the ordinary course of its business pursuant to specified investment objectives of the Fund.

On August 10, 2012, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") with Ronco Holdings, Inc., a Delaware corporation ("Ronco"), CD3 Holdings, Inc., the holder of all of the issued and outstanding common stock of Ronco ("CD3"), Ronco Brands, Inc., a Nevada corporation, the Issuer's newly formed wholly owned subsidiary ("Acquisition Sub") and the Fund. Upon the closing of the merger (the "Closing Date"), Ronco will merge with and into Acquisition Sub, Acquisition Sub will cease to exist and Ronco will survive the merger and become a wholly owned subsidiary of Issuer (the "Merger"). Upon consummation and in consideration for the Merger, CD3 shall be entitled to receive such number of shares of Issuer's Common Stock equal to 50% of the issued and outstanding Common Stock of Issuer as of the Closing Date along with the right to receive, at any time after the Closing Date, one additional share of Issuer's Common Stock for every share of Common Stock issued upon the conversion of any derivative security of Issuer outstanding at the Closing Date.

Pursuant to the Merger Agreement, the Issuer will redeem from the Fund all 11,500,000 shares of the Issuer's Series G Convertible Preferred Stock held by Vicis in exchange for two promissory notes having an aggregate principal amount of $8,000,000. Further pursuant to the Merger Agreement and that certain Memorandum of Understanding dated as of August 10, 2012, by and between CD3, Ronco, Issuer, Acquisition Sub, and the Fund (the "MOU"), Vicis agreed in principle to guarantee the repayment by Issuer of a certain bridge loan expected to be sought by the Issuer in the amount of up to $6,000,000. In conjunction therewith, on September 12, 2012, the Fund purchased a promissory note in the principal amount of $2,000,000, which was due and payable on October 15, 2012. Under the terms of such promissory note, on the maturity date thereof, the Issuer was required to pay the Fund an additional $150,000 to reimburse legal fees, due diligence and other costs incurred by the Fund.

In connection with the execution of the Merger Agreement, a secured creditor of Ronco holding certain debt of Ronco that is in default entered into a forbearance agreement with Ronco whereby it agreed to accept a payment in consideration for the cancellation of the such Ronco debt and to forbear upon exercising its rights under the defaulted Ronco debt under certain conditions. Pursuant to the Merger Agreement, in the event this Ronco creditor elects to exercise its rights and remedies under this Ronco debt (as such rights and remedies are modified by its forbearance agreement with Ronco) and foreclose upon the assets of Ronco, the Fund, in its sole discretion, may elect to unwind the redemption of the Fund’s Series G Preferred Stock and return the promissory notes issued in consideration therefor for cancellation (and upon the occurrence thereof the shares of Common Stock issued to CD3 pursuant to the Merger Agreement shall be cancelled).  In the event such forbearance agreement expires and the terms of such agreement are not consequently extended or modified, then the Issuer is obligated to issue to the Fund a promissory note of like tenor as the indebtedness held by the Ronco creditor and the Fund is obligated to return the promissory notes issued in consideration therefor for cancellation. The Fund has agreed in such circumstance that it will not foreclose on any of the Issuer’s assets prior to such time, if any, that the Ronco creditor forecloses on the assets of Ronco. In the event the foregoing exchange relating to the promissory notes issued to the Fund occurs and the claims that the Ronco creditor has against Ronco shall be satisfied or released, all actions taken regarding the exchange of the promissory notes issued to the Fund shall be rescinded and the Fund shall be reissued promissory notes on the terms originally issued to the Fund, modified to reflect analogous changes made with respect to the Ronco creditor.

Pursuant to the Certificate of Designations designating the terms of the Series G Preferred Stock, the Fund, as the sole holder of the Series G Preferred Stock, is entitled to elect two directors to the Issuer's Board of Directors. The Fund has elected Shad Stastney and Keith Hughes to the Issuer’s Board pursuant to such right. Pursuant to the Merger Agreement, Todd Barrett, Bill Moore, Fred Schulman, Robert DeCecco, Shad Stastney, and Keith Hughes shall be elected as members of the board of directors of Issuer. Further, Fred Schulman shall serve as Chairman of the Board, and Messrs. DeCecco and Barret shall serve as Co-Chief Executive Officers, of the Issuer. Information regarding Messrs. Stastney and Hughes and their experience and qualifications is provided below.

As the majority common shareholder of the Issuer and a signatory to the Merger Agreement, Vicis has consented to the aforementioned changes to the Issuer's corporate governance structure and to the Merger Agreement, the MOU, and the transactions contemplated thereby.

On February 18, 2013, Mr. Stastney was appointed as Chairman and Chief Strategy Officer of the Issuer by its Board of Directors. In conjunction with his appointment, he entered into an at-will employment relationship with the Issuer. In consideration for his services, he will receive a base salary of $175,000 and will be recommended for grant(s) of stock options of the Issuer. Payment of this base salary is deferred until, and the date on which such options are to be awarded is, the later of (i) January 1, 2014, or (ii) the date on which the Issuer’s securities held by the Fund have been redeemed in full. He has executed a standard and customary non-disclosure and non-competition agreement in conjunction with the employment arrangement.

Mr. Stastney is the Chief Operating Officer and Head of Research for Vicis Capital, LLC, a company he jointly founded in 2004. Mr. Stastney also jointly founded Victus Capital Management LLC in 2001. From 1998 through 2001, Mr. Stastney worked with the corporate equity derivatives origination group of Credit Suisse First Boston, eventually becoming a Director and Head of the Hedging and Monetization Group, a joint venture between derivatives and equity capital markets. In 1997, he joined Credit Suisse First Boston's then-combined convertible/equity derivative origination desk. From 1994 to 1997, he was an associate at the law firm of Cravath, Swaine and Moore in New York, in their tax and corporate groups, focusing on derivatives. He graduated from the University of North Dakota in 1990 with a B.A. in Political Theory and History, and from the Yale Law School in 1994 with a J.D. degree focusing on corporate and tax law. Mr. Stastney is a director of a number of public and private companies.

Mr. Hughes is the Chief Financial Officer of Vicis. He is a Certified Public Accountant and graduated from St. John's University in 1978 with a B.A. in Accounting. Mr. Hughes joined Vicis in January 2006 from International Fund Services, the fund administrator, where he was a Managing Director in Operations since 2001. From 1998 to 2001, he has held various financial roles with hedge funds including treasurer, controller and chief financial officer. From 1986 to 1998 Mr. Hughes worked at the Union Bank of Switzerland (UBS) where he was a Managing Director and the Equity Controller for North America. Previous to UBS, Mr. Hughes worked at Dean Witter, Merrill Lynch and McGladrey & Pullen, LLP. Mr. Hughes is a director of a number of companies.

Vicis, and representatives of Vicis and the Fund, have had discussions with senior management of the Issuer and expect in the future to have such discussions, through Mr. Stastney or otherwise, concerning ways in which the Issuer could maximize shareholder value. Vicis, and representatives of Vicis and the Fund, expect that Mr. Stastney, in his role as Chairman and Chief Strategy Officer of the Issuer, will work with the Issuer’s Board and senior management to explore implementing a variety of measures on behalf of the Issuer that seek to improve the profitability of and/or grow the Issuer, including through opportunistic merger and acquisition and joint venture activity.

Except as set forth in this Item 4, Vicis has no present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, but will continue to review this position based upon further developments. Furthermore, Vicis anticipates that any measure implemented by the Issuer relating to any such clause, to the extent such measure may be attributable to Mr. Stastney, will be so attributable to him in his role as Chairman and Chief Strategy Officer of the Issuer rather than in his role with Vicis.

As permitted by law, Vicis may purchase shares of Common Stock or other securities convertible, exchangeable or exercisable into Common Stock or dispose of any or all of such securities from time to time in the open market, in privately negotiated transactions, or otherwise, depending upon future evaluation of the Issuer and upon other developments, including general economic and stock market conditions.

Item 5. Interest in Securities of the Issuer

(a)	All 438,502,441 shares reported on this Schedule are held directly by Vicis Capital Master Fund, for which Vicis Capital, LLC acts as investment advisor. Vicis Capital, LLC may be deemed to beneficially own such 438,502,441 shares within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, by virtue of the voting and dispositive power over such shares granted by Vicis Capital Master Fund to Vicis Capital, LLC. The voting and dispositive power granted to Vicis Capital, LLC by Vicis Capital Master Fund may be revoked at any time. Vicis Capital, LLC disclaims beneficial ownership of any shares reported on this Schedule.

The foregoing 438,502,441 shares of Common Stock represent approximately 91.1% of the Issuer's outstanding Common Stock (based upon 181,459,602 shares of Common Stock outstanding at November 14, 2012, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC for the period ended September 30, 2012 plus 185,000,000 shares of Common Stock still underlying the Warrants, 115,000,000 shares of Common Stock underlying the Series G Preferred Stock and 438,502,441 shares of Common Stock deemed to be beneficially owned by Vicis).

(b)	For information on voting and dispositive power with respect to the above-listed shares, see Items 7-10 of the Cover Pages.

(c)	Except as set forth in Items 3 and 4, Vicis has not effected any transaction in the Common Stock in the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3 and 4 is hereby incorporated by reference in this Item 6.

Item 7. Material to Be Filed as Exhibits

Letter Agreement by and between Infusion Brands International, Inc. and Shad Stastney. dated as of February 18, 2013, attached hereto as Exhibit A.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 21, 2013

———————————————————————

Date

/s/ Andrew Comito

———————————————————————

Signature

Andrew Comito, Compliance Officer*

———————————————————————

Name/Title

*Executed pursuant to the authorization of the members of Vicis Capital, LLC attached as Attachment A to the Schedule 13D/A previously filed with the SEC by Vicis Capital, LLC with respect to the Amacore Group, Inc. on October 1, 2009.

EXHIBIT A

January 30, 2013

Shad Stastney

445 Park Avenue, 16th Floor

New York, NY 10022

Dear Shad:

Infusion Brands, Inc. is pleased to offer you the position of Chairman and Chief Strategy Officer, based in our Clearwater, Florida location. This employment will become effective upon your acceptance of this offer and completion of a satisfactory background check, as per company policy. Your anticipated start date is on or before Friday, February 1, 2013.

•	Your base compensation will be $175,000/annum, but accrued only, and not payable until the latter of (i) 1/1/2014, or (ii) the date INBI's obligation to Vicis is fully redeemed.
•	Your responsibilities include but are not limited to:

o Strategic Direction & Biz Development

o Investor Relations & SEC Reporting/Audit

o Acting Legal Advisor

•	Infusion Brands common stock options will be recommended and awarded no later than (i) 1/1/2014, or (ii) the date INBI's obligation to Vicis is fully redeemed.
•	Your engagement with INBI is at-will and is for no specific period of time. Both you and Company have the right to terminate your employment with Company at any time, for any reason or no reason, with or without cause. This is the full and complete understanding between you and the Company regarding this term, and no employee or representative of the Company, other than the Chairman and CEO, has any authority to enter into any agreement to the contrary. Any such agreement must be in writing and signed by you and the Chairman and CEO.

Company Policies are outlined in the Infusion Brands Employee Guidebook, which you will receive upon acceptance of this offer. Your engagement will also be subject to your acceptance of the terms and conditions and execution of the NDA/NC Agreement.

Infusion Brands, Inc. has been strongly recognized by the industry, its customers and partners. We welcome you to our team in creating a world class organization, and look forward to a mutually rewarding relationship.

14375 MYERLAKE CIRCLE, CLEARWATER, FL 33760
PHONE: 727-230-1031 FAX: 727-230-1032
http: //www.InfusionBrands.com

Please sign and date this letter, indicating your acceptance, and return it to me no later than 6:00 PM EST on Friday, February 1, 2013.

Best Regards,

Lisa D. Martinez

Lisa D. Martinez

VP of Human Resources

I accept this offer after reviewing and fully understanding the terms and conditions of the offer for engagement with Infusion Brands, Inc.

/s/ Shad Stastney
Signature

Shad Stastney

February 18, 2013
Date

14375 MYERLAKE CIRCLE, CLEARWATER, FL 33760
PHONE: 727-230-1031 FAX: 727-230-1032
http: //www.InfusionBrands.com